New Gold Inc.
Suite 1800 Two Bentall Centre, 555 Burrard Street
Vancouver, British Columbia, Canada
 V7X 1M9

May 8, 2015
VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	New Gold Inc. Form 40-F for the Year Ended December 31, 2014 Filed March 27, 2015 File No. 001-31722
Dear Ms. Jenkins:
New Gold Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated April 29, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above captioned Form 40-F (the “Form 40-F”).

As discussed between the Staff and representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our outside legal counsel, the Company intends to file its written response to the Comment Letter no later than May 27, 2015.  Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0522 should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Lisa Damiani
Vice President, General Counsel and Corporate Secretary
New Gold Inc.

cc:            Christopher J. Cummings, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP